November 7, 2007

Mail Stop 4561

Sadruddin Currimbhoy, President
Opticon Systems, Inc.
10570 Flora Vista Avenue
Cupertino, CA 95014

> **Re: Opticon Systems, Inc.**
> **Amendment No. 3 to Form 10-SB**
> **Filed September 27, 2007**
> **and**
> **Annual Report on Form 10-KSB for June 30, 2007**
> **Filed October 15, 2007**
> **File No. 0-52488**

Dear Mr. Currimbhoy:

We have reviewed the above-captioned filing and have the following comments.

Form 10-SB
Item 1. Description of Business, page 1
Our Corporate History and Organization, page 1

1. Please refer to your response dated September 27, 2007 relating to the satisfaction of CF Staff Legal Bulletin No. 3. It is not clear whether all of the shares issued to Hathaway have been held by for at least two years. Please provide us with the date that Opticon issued the additional 1,982,358 shares as a dividend to Hathaway, as indicated in your response.

Risk Factors, page 12

2. Revise the first factor to include the statement that there are "no ongoing arrangements, understandings, commitments, or agreements for additional funding" and what this means to Opticon.

Form 10-KSB
Exhibits 31.1 and 31.2

3. Please confirm that you will revise future certifications filed as Exhibits 31.1 and 31.2 to include only the names of the certifying individuals in the opening sentences and deleting their titles. Please see Item 601(b)31 of Regulation S-B in

this regard.

You may contact Hugh Fuller at (202) 551-3835 with any questions. If you need further assistance, you may contact Jay Ingram at (202) 551-3397. If you require further assistance, please contact Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

CC: Jackson L. Morris
3116 W. North A Street
Tampa, FL 33609-1544
Facsimile Number: (800) 310-1695